NOTICE OF ANNUAL AND SPECIAL MEETING

SILVER STANDARD RESOURCES INC.
1400 - 999 WEST HASTINGS STREET
VANCOUVER, BRITISH COLUMBIA V6C 2W2

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of the shareholders of Silver Standard Resources Inc. (the “Company”) will be held at the Vancouver Club, Grand Ballroom, 915 West Hastings Street, Vancouver, British Columbia, on Wednesday, May 11, 2011, at 10:00 a.m. (Vancouver time) for the following purposes:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2010 and the auditor’s report thereon;

2.	To determine the number of directors at six;

3.	To elect directors for the ensuing year;

4.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as the Company’s auditor for the ensuing year and to authorise the directors to set the auditor’s remuneration;

5.	To approve the Company’s Stock Option Plan; and

6.	To approve the transaction of such other business as may properly come before the Meeting or any adjournment thereon.

Accompanying this Notice is the Company’s Annual Report (containing the a Letter from the Chairman of the Board of Directors and a Message from the CEO, the Company’s report to Shareholders and the audited financial statements of the Company for the financial year ended December 31, 2010), a Management Information Circular, a Form of Proxy or Voting Instruction Form and a request for financial statements. The accompanying Management Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those unable to attend are requested to read, complete, date, sign and return the enclosed Form of Proxy or Voting Instruction Form.

DATED at Vancouver, British Columbia, this 13th day of April, 2011.

BY ORDER OF THE BOARD

“Guy Davis”
Guy Davis
Assistant Corporate Secretary
and Corporate Counsel